UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras Pension Plan (Petros): Deficit Equating Plan

Rio de Janeiro, September 12, 2017 - Petróleo Brasileiro S.A. – Petrobras,
further to the material fact disclosed on 6/23/2016, reports that it was notified by Fundação Petrobras de Seguridade Social (Petros) that its
Deliberative Board has approved, in a meeting held today, the Deficit Equating
Plan (PED) for the Petrobras System Petros Plan (PPSP).

The PED provides for equating the total value of the deficit recorded in 2015, namely, R$ 22.6 billion. It is estimated that this amount, updated to the date set for onset of plan implementation (December 2017) will reach around R$ 27.7 billion.

PPSP is a plan of Established Benefits and, according to Petros, the main causes for this deficit were actuarial structural adjustments (such as updating family profiles and improvement to the life expectancy of the participants and beneficiaries), agreements and legal provisions, plus impacts of economic environment on investment, which resulted in profitability below the actuarial target, as occurred with most pension funds.

Pursuant to Complementary Laws 108/2001 and 109/2001, as well as Supplementary
Pension Plan Managing Board Resolution - CGPC 26/2008, the deficit must be equally divided between the sponsors (Petrobras, Petrobras Distribuidora - BR, and Petros) and PPSP participants and beneficiaries. Therefore, Petrobras will be responsible for a total value of R$ 12.8 billion, and BR for R$ 0.9 billion.

Sponsor disbursement will decrease over 18 years, and in the first year it is estimated at R$ 1.4 billion for Petrobras and R$ 89 million for BR.

For participants and beneficiaries, the estimated contribution as well as other additional information will be available on Petros’ website (www.petros.com.br).

After the approval by Petros’ Deliberative Board, the PED will be evaluated by the Board of Directors of Petrobras and remitted to the Secretaria for
Coordination and Governance of State-Owned Companies (SEST) and, if this body issues a favorable opinion ,the plan shall be implemented by Petros within 60 days.

The deficit is already included in the financial statements of Petrobras and does not impact the result of 2017.

Information on the Petrobras System Petros Plan is presented in Explanatory Note
21 - Employee benefits (Post-Employment) to the Financial Statements of
Petrobras referring to the 2nd quarter of 2017.
______________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: September 12, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer